

February 12, 2010

By U.S. Mail and Facsimile to: (212) 839-5599

Alan M. Green, Esq.
Associate General Counsel, Corporate Treasury
General Electric Capital Corporation
201 High Ridge Road
Stamford, Connecticut 06927

> **Re: General Electric Capital Corporation**
> **GE Capital Trust I**
> **Registration Statement on Form S-4**
> **Filed February 2, 2010**
> **File Nos. 333-164631 and 333-164631-01**

Dear Mr. Green:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   We note that you have not included pro forma financial information with respect to the transaction. Please confirm that the transaction will not have a material impact on the company's historical financial statements. Refer to Item 5 of Form S-4 and Article 11 of Regulation S-X.

2.   If you intend to request that the effective date of the registration statement be accelerated before you are required to update your financial statements and related information, please confirm that you will disclose all known, material financial results for the fourth quarter of 2009.

Questions and Answers about the Exchange Offer, page 3

What is the purpose of the Exchange Offer?, page 3

3.   Please revise the answer to this question to discuss in greater detail the purpose of the transaction. In that regard, please discuss the anticipated impact the exchange offer may have on the company's compliance with current or future regulatory requirements. For example, to the extent material, please analyze any effect the transaction may have on the company's capital levels or tax obligations.

Is the Exchange Offer subject to any minimum tender or other conditions?, page 3

4.   In the answer to this question you reference the "anticipated benefits" of the Exchange Offer. Please discuss, here or elsewhere in the summary, these anticipated benefits.

Risk Factors, page 23

5.   Add a risk factor to discuss the risks presented as a result of the lack of authority supporting your counsel's opinion regarding the tax treatment of the exchange.

Certain U.S. Federal Income Tax Consequences, page 71

6.   We note the disclaimer at the bottom of page 76. Please revise to remove the statement that the tax discussion is for general information only. Such a disclaimer is inappropriate.

7.   Revise this section to provide the analysis that supports your counsel's opinion that the exchange will not be taxable in the absence of authority on two necessary legal conclusions. Also, please revise this section to discuss how the validity or lack of validity under Delaware law of the limitations on voting rights and the waiver of the right to initiate derivative actions affect counsel's opinion.

Exhibits and Financial Statements Schedules, page II-2

General

8.   Please file the Dealer Manager agreement as an exhibit to the registration

statement.

Exhibit 5.1

9.   We note the statement in the last sentence of the last paragraph of the opinion.
        Reliance on counsel's opinion may be limited with respect to purpose, but not
        person. Please revise the opinion accordingly.

Exhibit 5.2

10.   We note the assumptions in paragraph 2(i)-(ii) of the opinion. These assumptions
        are inappropriate. Please revise the opinion accordingly.

Exhibit 8.1

11.   We note assumptions (1) and (5) in the second paragraph of the second page of
        the opinion. These assumptions are inappropriate. Please revise the opinion
        accordingly.

12.   We note that counsel has filed a short-form tax opinion. Please revise the
        prospectus to state clearly that the discussion in the tax consequences section of
        the prospectus is counsel's opinion.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel M. Rossner
        Robert Mandell
        Sidley Austin LLP
        (By facsimile)